FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2004.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. NIDEC CORPORATION REVISES CONSOLIDATED FINANCIAL FORECASTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 29, 2004, in Kyoto, Japan

NIDEC CORPORATION REVISES CONSOLIDATED FINANCIAL FORECASTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2005

Nidec Corporation today announced that it has revised its consolidated and non-consolidated financial forecasts for the year ended March 31, 2005 as shown below.

1. Revised consolidated financial forecasts for the year ended March 31, 2005 (U.S. GAAP).

(From April 1, 2004 to March 31, 2005)					(Yen in millions)
	For the year ended March 31, 2005				Results for the year ended March 31, 2004
	Previous forecasts (Released on April 23, 2004)	Revised forecasts	Change amount	Change ratio
Net sales	450,000	480,000	30,000	6.7%	277,497
Operating income	45,000	48,500	3,500	7.8%	22,015
Income before provision income taxes	40,500	50,000	9,500	23.5%	19,639
Net income	20,000	30,000	10,000	50.0%	16,089

Note: We prepare our consolidated financial statements under the U.S. GAAP from this fiscal year ended March 31, 2005. The financial data of previous fiscal year in above table are also prepared under the U.S. GAAP

2. Revised non-consolidated financial forecasts for the year ended March 31, 2005 (JAPAN GAAP).

(From April 1, 2004 to March 31, 2005)					(Yen in millions)
	For the year ended March 31, 2005				Results for the year ended March 31, 2004
	Previous forecasts (As of April 23, 2004)	Revised Forecasts	Change amount	Change ratio
Net sales	125,000	125,000	-	-	118,636
Operating income	1,000	2,000	1,000	100.0%	1,482
Recurring income	6,000	8,000	2,000	33.3%	4,785
Net income	3,500	6,000	2,500	71.4%	2,695

3. The reason for revision

Business progressed favorably in the first half of fiscal year ended September 30, 2004. However, oil prices has been soaring due to the rapid growth of the Chinese economy and impacts from international political situation, causing subsequent rise in market prices of raw materials and primary processed products. Uncertainty about the possible changes in the U.S. economic policy after the forthcoming presidential election remains an unstable factor. There is also the prospect that the IT industry, which has steadily expanded to date, will enter an adjustment phase. It is increasingly difficult to precisely measure the impacts of these factors to the Japanese and global economies and to pursue correct forecast of demand. Under such a severe and turbulent business environment, we started new growth by further scaling and expanding the scope of the motor business and associated driving technology. Armed with new technologies and new products, we will continue to engage in performance improvements for the remaining fiscal period while accommodating the changing environment.

Note: The anticipated yen's exchange rate against the U.S. dollar is set at ¥105, with which other Asian currencies are interlocked.

We revised consolidated financial forecast for the year ending March 31, 2005 as stated above, taking into consideration the fact that the financial results for the six months ended September 30, 2004 exceeded the forecast for the six months ended September 30, 2004.

 Forward Looking Statements:

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

 Notice

 Conference Call: Monday, November 1, 2004, at 9 a.m. EST

              (www.nidec.co.jp/english/ir/streamtop_telecon.html)

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